SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

March 15, 2007

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447 Buenos Aires C1 1041 Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Buenos Aires, March 14th 2007

To:
Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Please be advised that on the date hereof Banco Macro S.A., as surviving company, and Nuevo Banco Suquía S.A., as absorbed company, have entered into a Preliminary Agreement of Merger (“Compromiso Previo de Fusión”), by virtue of which Banco Macro S.A. shall absorb retroactively to January 1st 2007 Nuevo Banco Suquía S.A., based on the balance sheets of each company prepared as of December 31st 2006 and the consolidated balance sheet of merger prepared as of that same date. The merging companies have agreed on an exchange relationship equal to 0.710726 shares of Banco Macro S.A. per each share of Nuevo Banco Suquía S.A. Therefore, the minority shareholders of Nuevo Banco Suquía S.A. shall be entitled to receive 0.710726 shares in Banco Macro S.A. per each share held thereby in the capital stock of Nuevo Banco Suquía S.A. As a consequence of the above, the surviving company shall increase its capital of AR$ 683,943,437 to AR$ 683,978,973, all subject to the approvals of all applicable entities and the relevant Shareholders’ Meetings.

Sincerely,

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  March 15, 2007

MACRO BANK INC.

By	/s/ Luis Cerolini

Name:	Luis Cerolini
Title:	Attorney-in-fact